STATE OF DELAWARE
CERTIFICATE OF CORRECTION OF
GENOCEA BIOSCIENCES, INC.
Genocea Biosciences, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
FIRST: The name of the corporation is Genocea Biosciences, Inc.
SECOND: A Certificate of Amendment to the Restated Certificate of Incorporation (the “Certificate”) was filed with the Secretary of State of the State of Delaware on June 2, 2020 and said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
THIRD: The inaccuracy of defect of said Certificate is that the Certificate inaccurately states the number of authorized shares and of those shares, the number of which are Common Stock.
FOURTH: Article Four, of the Certificate should read as follows:
“FOURTH: The Restated Certificate of Incorporation is hereby amended by deleting subsection (a) of Article IV “Capitalization” and replacing it as follows:
“(a) Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 195,000,000, consisting of 170,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 25,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”).”

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Correction to the Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation has been executed by a duly authorized officer of this Corporation as of this 23rd day of June, 2020.

/s/ Diantha Duvall
Name: Diantha Duvall
Title: Chief Financial Officer